SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2017

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	2016 Announcement of Annual Results, dated March 23, 2017	A-1

2.1	Announcement in Relation to Resignation of Executive Director, Appointment of Executive Director and Independent Non-Executive Director, and Change of Authorised Representative, dated March 23, 2017	B-1

3.1	Closure of Register of Members and Announcement in Relation to the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of the Proposed 2016 Final Dividend, dated March 23, 2017	C-1

4.1	List of Directors and their Roles and Functions, dated March 23, 2017	D-1

5.1	Terms of Reference of Audit Committee, dated March 23, 2017	E-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	our operations and prospects;

•	our network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•	the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;

•	the expected benefit from our acquisition and planned integration of certain assets, businesses and related liabilities and employees from China Tietong Telecommunications Corporation;

•	the expected impact of the implementation in Mainland China of value-added tax, the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: March 24, 2017	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

2016 ANNOUNCEMENT OF ANNUAL RESULTS

•	Operating revenue was RMB708.4 billion, up by 6.0%, of which revenue from telecommunications services was RMB623.4 billion, up by 6.7%

•	EBITDA[1] was RMB256.7 billion, up by 6.9%

•	Profit attributable to equity shareholders was RMB108.7 billion, up by 0.2%

•	Total number of mobile customers was 849 million, representing a net addition of 22.66 million

•	Total number of wireline broadband customers was 77.62 million, representing a net addition of 22.59 million

•	A final dividend of HK$1.243 per share was proposed; together with an interim dividend of HK$1.489 per share already paid, total dividend for 2016 amounting to HK$2.732 per share, representing a dividend payout ratio of 46%

CHAIRMAN’S STATEMENT

Dear Shareholders,

China Mobile achieved outstanding results on all fronts in 2016, maintaining our market leading profitability among all global telecommunications operators and laying a solid foundation for future growth. These hard-earned results were particularly encouraging against a backdrop of rapidly advancing information network and technology, an evolving business landscape and accelerating convergence in the information and communications technology industry, coupled with ever-changing external and internal operating environments. The results demonstrated our ability to harness new trends as well as our focus on innovation and delivering ever-greater value. The timely implementation of the “Big Connectivity” strategy helped us to not only speed up our business transformation but also to consolidate our position as the market leader.

[1]	The Company defines EBITDA as profit for the year before taxation, share of profit of investments accounted for using the equity method, finance costs, interest income, other gains, depreciation, amortization of other intangible assets and gain on the transfer of Tower Assets.

2016 Performance

China Mobile’s operating revenue reached RMB708.4 billion in 2016, representing an increase of 6.0% from the previous year. The growth rate of revenue from telecommunications services stood at 6.7%, achieving a five-year-high and ranking the first in the industry. Our revenue structure improved further with wireless data traffic revenue increasing by 43.5% from the previous year, accounting for 46.2% of revenue from telecommunications services. Wireless data traffic became the biggest revenue source in 2016 for the first time in the Company’s history, surpassing the combined revenue of voice, SMS (Short Message Service) and MMS (Multimedia Messaging Service).

Profit attributable to equity shareholders reached RMB108.7 billion in 2016, or basic earnings per share of RMB5.31. Excluding the one-off gain in 2015 on the transfer of Tower Assets, profit attributable to equity shareholders increased by 10.5% in 2016.

Exceeding investors’ expectations is our overriding priority. We hope to create better returns for our shareholders and share with them the fruits of our success, while also securing the Company’s development and maintaining shareholder value in the longer term.

To this end, the Board recommends the dividend payout ratio of 46% for the full financial year of 2016. The Board recommends payment of a final dividend of HK$1.243 per share, together with the interim dividend of HK$1.489 per share paid earlier, this amounts to an aggregate dividend payment of HK$2.732 per share for the full 2016 financial year. Taking into account the Company’s financial position, its ability to generate cash flow and its capital demands for future development, the Company will maintain a stable dividend payout ratio for the full financial year of 2017, striving to attain a stable-to-rising dividend payout ratio to create higher shareholder value.

Outstanding Achievements in Business Transformation

Harnessing the rapid developments in technology and business trends and aligning with our goal for inclusive development, our initiatives in accelerating business transformation driven by the “four growth engines” have yielded encouraging results in 2016.

We maintained our market leading position in terms of the overall development of 4G business, particularly in the areas of coverage and network quality. In 2016, we had a net addition of 223 million 4G customers, bringing the total number of 4G customers to 535 million. The 4G penetration rate of our mobile customers reached 63.0% and we have acquired the largest customer base. We have the world’s largest 4G network and added a further 0.4 million 4G base stations to our network in 2016, increasing the total number of stations to 1.51 million and covering a population of more than 1.3 billion. Our average download speed on urban roads reached 40 Mbps. We launched high quality commercial VoLTE (Voice over LTE) services in more than 300 cities. These were all part of our continued efforts to enhance our industry-leading 4G customer experience and business application. The TD-LTE key technology and application for 4G, which China Mobile took pride in and contributed significantly to developing, won the Outstanding Prize in the 2016 National Science and Technology Progress Awards. The broader application of the TD-LTE standard around the world is a breakthrough for the industry.

China Mobile adopted a high-end approach to the development of the flourishing household market. In 2016, we had a net addition of 22.59 million wireline broadband customers, driving the total number of customers for this service up to 77.62 million, 76.9% of which subscribed to services with a bandwidth of 20M or above. The number of customers of our home digital product “Mobaihe”, the set-top box that provides high-definition video-on-demand service, has exceeded 22.80 million. Customer value for our broadband service has also increased steadily.

Our corporate customer market has also been expanding. We have focused our resources on developing corporate services in key industry sectors such as public administration, finance, transportation, education, healthcare and energy, while at the same time broadening our product portfolio of dedicated lines, IDC (Internet Data Centres) and converged communications such as IMS (IP Multimedia Subsystem). In 2016, we served 5.45 million corporate customers and generated an increased proportion of product-related revenue. Our corporate telecommunications and informatisation services revenue continued to grow and accounted for approximately one-third of the total market.

We continued to grow our digital services in 2016 and built the world’s largest dedicated core network for the Internet of Things, with the total number of connections exceeding 100 million. We enhanced the user experience for our Internet service customers by further increasing the website access success rate and shortening front-page loading latency for the top 100 most-visited websites. We applied the innovative distributed caching technology in our video services, increasing the download speed by 3 times. Our mobile payment service “and-Wallet” enjoyed stable growth and recorded a total transaction amount exceeding RMB1 trillion.

To provide impetus to collaboration with external parties, we introduced a number of new service systems in 2016 including launching external services for OneNET platform and the smart home gateway platform, as well as further developing the telecommunications capability open platform and the unified authentication platform. We are progressing the application of big data technology to support our precision marketing. Our data analytics are now augmented with external service capabilities such as improved public security and credit scoring, further unleashing creativity within our services.

Regulation and Competition

It has been the management’s resolute belief that China Mobile needs to be proactive in adapting to regulatory changes in order to capture opportunities amid intense competition. Such an approach would maintain the initiative of increasing the company’s value, as well as meeting shareholders’ expectations in a responsible way.

The focus for regulators in 2016 continued to be “speed upgrade and tariff reduction”. We were fully dedicated to complying with regulatory requirements by lowering the service cost and increasing efficiency, so that our customers can continue to benefit from our business success. In 2016, data traffic tariff was lowered by 36% compared with the previous year. At the same time, based on our strategic visioning on the regulatory direction, we have taken an orderly and balanced approach to mitigate the risks associated with the cancellation of domestic long-distance and roaming tariffs by proactively removing standalone non-flat rate domestic long-distance and roaming packages from our current product portfolio and focusing our promotional efforts on the sales of flat-rate packages. The results of this initiative have so far been satisfactory.

The State has announced that a new round of “speed upgrade and tariff reduction” policies will be launched this year in order to promote the development of “Internet+” and growth of the digital economy. The policies will require operators to further enhance network infrastructure and increase Internet bandwidth while cancelling handset domestic long-distance and roaming tariffs from October 2017. In addition, the policies also require operators to reduce substantially the dedicated Internet access tariffs for small and medium enterprises and lower international long-distance call tariffs in the year. We expect that the new policies will have certain impact on our 2017 operating results2. However, we believe these initiatives will, in the long run, accelerate our transformation towards predominantly data traffic and digital services. We will maintain close communication with regulators to make the best operating decisions and find the sweet spot between “speed upgrade and tariff reduction” and the need for our stable and long-term development.

The focus of industry competition has been shifting from network, products and services to a new and higher plane that is more concerned with the platform and the ecosystem.

On the one hand, cross-disciplinary convergence has intensified competition in the industry. Telecommunications operators, Internet companies as well as device and terminal manufacturers have all been strengthening their digital capabilities, in order to occupy a position further up the value chain and extend their core competence. On the other hand, a new competition landscape in basic telecommunications services has emerged, whereby our competitors are seeking multi-layered cooperation to provide 4G business. Our competitors have been granted permission to refarm a valuable spectrum to develop the 4G network, offering them complementary advantages when they cooperate with Internet companies to grow their data traffic operations.

Against this backdrop, we see a clear need to establish our own competitive advantages and, in the meantime, take bold and innovative steps to provide new momentum for growth by entering new business areas such as the broader digital services industry. This emerging competitive landscape will challenge us to consolidate around our core strengths while also deepening our relationships with other participants on the open platform, as we work to create a harmonious ecosystem.

[2]	According to the estimates obtained from the static calculation based on the Company’s current business structure, the three “tariff reduction” measures are expected to result in a decrease of each of the operating revenue and the operating profit in 2017 (i) by around RMB4.0 billion for one quarter due to cancellation of domestic long-distance and roaming tariffs; and (ii) by around RMB3.0 billion due to reductions of the dedicated Internet access tariffs for SMEs and international long-distance call tariffs. The Company will strive to reduce the impact by stepping up efforts to business development, achieving a higher turnover despite a lower profit margin.

Corporate Governance

We have always upheld the principles of integrity, transparency, openness and efficiency to ensure good corporate governance and strict compliance with the rules and regulations on listed companies. With an emphasis on risk management, we continue to enhance our risk and internal control mechanisms to ensure effective risk detection and management, strengthen our supervision of key issues, prevent business risk in critical areas, and finally to close any gaps in business management process to ensure sound and quality operations.

Corporate Social Responsibility and Accolades

We wish to excel as a corporate citizen and become a leading industry player in fulfilling our social responsibilities.

We have endeavoured to narrow the digital divide and continuously improve mobile communications and broadband Internet services in villages and remote areas of China. As of the end of 2016, we have, by fulfilling universal service obligations, introduced wireline broadband access to 4,909 administrative villages cumulatively, and our wireline broadband services have achieved an increasing rural coverage ratio. We have also launched innovative applications in areas such as rural healthcare and smart grazing to offer more inclusive information services.

We have invested dedicated resources to protect our customers’ interests by ensuring privacy and information security, with the help of cutting-edge technology and effective management. In 2016, we suspended and blacklisted 1.96 million nuisance call numbers and intercepted more than 100 million fraudulent calls from overseas.

China Mobile has been taking proactive actions to alleviate its impact on climate change. We have implemented a “Green Action Plan” over the last 10 years, with the aim of reducing energy consumption and carbon emissions in the course of corporate development. In 2016, overall energy consumption per unit of information flow decreased by 36% from the previous year.

Through our China Mobile Charity Foundation, we have sponsored professional training for more than 90,000 primary and secondary school principals in villages in Central and Western China. We have also funded surgeries for 3,633 children with congenital heart disease.

Our continued efforts in governance and corporate social responsibility have gained us widespread recognition in the community. In 2016, China Mobile received the “Best Managed Large Cap in China” award from financial magazine Asiamoney and “The Asset Platinum Award” from The Asset. Most recently, Corporate Governance Asia presented the Company with the “Asia’s Outstanding Company on Corporate Governance” award and the “Asian Corporate Director Recognition Award”. We have been included in the Dow Jones Sustainability Indices for the ninth year in a row. In addition, China Mobile was the first and only company from Mainland China to be awarded a position on CDP’s 2016 Climate A List.

In 2016, Moody’s and Standard & Poor’s continued to maintain our corporate credit ratings at the same level as that awarded to China’s sovereign ratings.

Future Outlook

Looking ahead, China’s ambition to become a “Cyberpower” and the implementation of the “Internet+” initiative will boost data usage and create new growth opportunities for the information and telecommunications industry. As well as being a driving force for infrastructure and strategic progress, this initiative will also raise the bar for industry players when it comes to innovation and quality. We will proactively align our business objectives with these developments, seizing opportunities as they emerge, rising to new challenges and making headway alongside our “Big Connectivity” strategy.

First, we will take a more macro and comprehensive view of the entire market. We will explore business opportunities, attract new customers, broaden our revenue base, optimise our business structure and continue to innovate. We will establish operations that capitalise on the potential of fast-growing areas to facilitate our business transformation from mobile communications between people to a business model that is driven by the “four growth engines”. Such a model will extend all of our connections to join people and things, and also connect things with each other. This will lead our evolution from a domestic telecommunications operator to a global service provider with a strong international network.

Second, we will build a strong foundation that will enable the growth of our comprehensive network. We will leverage our advantages in 4G to reinforce our transmission network and upgrade it in a coordinated manner that supports our business transformation. While we accelerate the transition to a cloud-based NFV/SDN network, we will step up our efforts to conduct research and tests on 5G technology. We will also construct our application infrastructure to encompass areas such as cloud computing, big data, the Internet of Things, industrial Internet and content delivery networks.

Third, we will strengthen our capability. We will expedite the top-down design and secure resources to strengthen our own core competence for business expansion in IT, big data and universal platforms. We will continue to innovate within our digital services product range, develop specialised competencies along the vertical value chain, bolster our research and development capability to support the growth of a world-class innovative company while establishing an open, integrated platform and service system.

Finally, we will create a mechanism that will generate greater synergies. Through this mechanism, our operating procedures will become flatter and more customer-oriented. By looking for more effective ways of cooperating externally, we hope to pursue a more balanced approach to development and increasing synergies on the open platform.

2017 is the year of China deepening supply-side structural reform, and is also a milestone year for the implementation of our “Big Connectivity” strategy. We will spare no effort, maintain the high standards investors expect of us and deliver more favourable results and returns to our shareholders. In the event that the policy environment matches our expectations, in 2017 China Mobile will strive to maintain revenue growth from telecommunications services above the industry average, while also delivering industry-leading profitability.

Acknowledgement on the 20th Anniversary of Listing

This year marks the 20th anniversary of China Mobile’s public listing. From the 1987 launch of the first generation analogue mobile network in Mainland China, to the extensive use of the 4G network and our pioneering research and planning for 5G technology today, China Mobile has always been able to anticipate and capture developing industry trends, address customer needs and forge ahead on this miraculous journey. In just two decades, our revenue has grown by 68 times, profit increased by 24 times and our market capitalisation expanded by 13.5 times. As I write to you now, China Mobile boasts the world’s largest network and customer base, industry-leading profitability and market capitalisation. I am proud to say that all of these factors combine to make China Mobile a world-class telecommunications operator.

I would like to take this opportunity to express my heartfelt gratitude to our shareholders for their continued endorsement and loyalty, to our customers for their unwavering support and trust, to our staff for their relentless efforts and selfless dedication, to the wider community for their support and to our various partners for their valuable collaboration. Without our strong relationships with all of these groups, it would not have been possible for China Mobile to scale the ever-extending heights on this wonderful journey.

On behalf of the Board of Directors, I would also like to extend my most sincere gratitude to Mr. Xue Taohai, who has retired from his positions as Executive Director, Vice President and Chief Financial Officer of the Company. Mr. Xue has served important roles in China Mobile and made a tremendous contribution to the development of our Company over the years.

As we develop, China Mobile remains committed to realising our vision of becoming the global leader in digital innovation and successfully implementing our “Big Connectivity” strategy. All of us here at China Mobile will continue to strive for a better digital future and, in doing so, look forward to delivering greater value and returns for our shareholders, customers, staff and other stakeholders.

Shang Bing

Chairman

23 March 2017, Hong Kong

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2016.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2016

(Expressed in Renminbi (“RMB”))

	Note	2016 Million	2015 Million
Operating revenue	4
Revenue from telecommunications services		623,422	584,089
Revenue from sales of products and others		84,999	84,246

		708,421	668,335

Operating expenses
Leased lines and network assets		39,083	20,668
Interconnection		21,779	21,668
Depreciation		138,090	136,832
Employee benefit and related expenses		79,463	74,805
Selling expenses		57,493	59,850
Cost of products sold		87,352	89,297
Other operating expenses	5	167,073	162,293

		590,333	565,413

Profit from operations		118,088	102,922
Gain on the transfer of Tower Assets		—	15,525
Other gains		1,968	1,800
Interest income		16,005	15,852
Finance costs		(235)	(455)
Share of profit of investments accounted for using the equity method		8,636	8,090

Profit before taxation		144,462	143,734
Taxation	6	(35,623)	(35,079)

PROFIT FOR THE YEAR		108,839	108,655

Profit attributable to:
Equity shareholders of the Company		108,741	108,539
Non-controlling interests		98	116

PROFIT FOR THE YEAR		108,839	108,655

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the year ended 31 December 2016

(Expressed in RMB)

		2016	2015
	Note	Million	Million
PROFIT FOR THE YEAR		108,839	108,655
Other comprehensive (loss)/income for the year, net of tax:
Item that will not be subsequently reclassified to profit or loss
Share of other comprehensive loss of investments accounted for using the equity method		(16)	—
Items that may be subsequently reclassified to profit or loss
Change in value of available-for-sale financial assets		24	—
Exchange differences on translation of financial statements of overseas entities		774	603
Share of other comprehensive (loss)/income of investments accounted for using the equity method		(1,043)	901

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		108,578	110,159

Total comprehensive income attributable to:
Equity shareholders of the Company		108,480	110,043
Non-controlling interests		98	116

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		108,578	110,159

Earnings per share – Basic	7(a)	RMB5.31	RMB5.30

Earnings per share – Diluted	7(b)	RMB5.31	RMB5.30

EBITDA (RMB million)		256,677	240,028

Details of dividends to the equity shareholders of the Company are set out in note 8.

CONSOLIDATED BALANCE SHEET

as at 31 December 2016

(Expressed in RMB)

		As at	As at
		31 December	31 December
		2016	2015
	Note	Million	Million
Assets
Non-current assets
Property, plant and equipment		622,356	585,631
Construction in progress		89,853	88,012
Land lease prepayments and others		26,720	26,773
Goodwill		35,343	35,343
Other intangible assets		1,708	768
Investments accounted for using the equity method		124,039	115,933
Deferred tax assets		29,767	25,423
Available-for-sale financial assets		35	3
Proceeds receivable for the transfer of Tower Assets		—	56,737
Restricted bank deposits		4,528	4,575

		934,349	939,198

Current assets
Inventories		8,832	9,994
Accounts receivable	9	19,045	17,743
Other receivables		25,693	26,186
Proceeds receivable for the transfer of Tower Assets		57,152	—
Prepayments and other current assets		16,801	11,427
Amount due from ultimate holding company		221	247
Tax recoverable		1,097	746
Available-for-sale financial assets		31,897	19,167
Restricted bank deposits		197	15
Bank deposits		335,297	323,330
Cash and cash equivalents		90,413	79,842

		586,645	488,697

Total assets		1,520,994	1,427,895

CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 31 December 2016

(Expressed in RMB)

		As at	As at
		31 December	31 December
		2016	2015
	Note	Million	Million
Equity and liabilities
Liabilities
Current liabilities
Interest-bearing borrowings		4,998	—
Accounts payable	10	250,838	243,579
Bills payable		1,206	645
Deferred revenue		84,289	78,100
Accrued expenses and other payables		180,950	163,404
Amount due to ultimate holding company		5,563	7,276
Current taxation		8,545	8,034

		536,389	501,038

Non-current liabilities
Interest-bearing borrowings – non-current		—	4,995
Deferred revenue – non-current		2,175	1,291
Deferred tax liabilities		292	203

		2,467	6,489

Total liabilities		538,856	507,527

Equity
Share capital		402,130	402,130
Reserves		576,891	515,206

Total equity attributable to equity shareholders of the Company		979,021	917,336
Non-controlling interests		3,117	3,032

Total equity		982,138	920,368

Total equity and liabilities		1,520,994	1,427,895

NOTES:

(Expressed in RMB unless otherwise indicated)

1	Basis of preparation

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs as it relates to the Group’s financial statements. These financial statements also comply with HKFRSs, the requirements of Hong Kong Companies Ordinance Cap. 622, and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial information relating to the years ended 31 December 2016 and 2015 included in this preliminary announcement of annual results 2016 do not constitute the Company’s statutory annual consolidated financial statements for those years but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2015 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622) and will deliver the financial statements for the year ended 31 December 2016 in due course.

The Company’s auditor has reported on the financial statements for both years. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

2	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

3	Changes in accounting policies

The Group has adopted certain amended IFRS/HKFRS effective for accounting period beginning on 1 January 2016. Details of the adoption are as follows:

–         Amendment to IFRS/HKFRS 11, “Joint Arrangements”.

–         Amendment to IAS/HKAS 16, “Property, Plant and Equipment”.

–         Amendment to IAS/HKAS 38, “Intangible Assets”.

–         Amendment to IFRS/HKFRS 10, “Consolidated Financial Statements”.

–         Amendment to IAS/HKAS 28, “Investments in Associates and Joint Ventures”.

–         Amendment to IAS/HKAS 27, “Separate Financial Statements”.

–         Annual Improvement to IFRSs/HKFRSs 2012-2014 cycle.

The adoption of the above amended standards did not have any significant impact on the Group’s financial statements. The Group did not apply any other amendments, new standards or interpretation that is not yet effective for the current accounting year.

4	Operating revenue

	2016	2015
	Million	Million
Revenue from telecommunications services
Voice services	209,949	261,896
Data services	394,937	303,425
Others	18,536	18,768

	623,422	584,089
Revenue from sales of products and others	84,999	84,246

	708,421	668,335

5	Other operating expenses

	2016	2015
	Million	Million
Maintenance	53,852	53,991
Impairment loss of doubtful accounts	3,734	4,839
Write-down of inventories	282	272
Amortization of other intangible assets	499	274
Operating lease charges	15,876	19,633
Gain on disposal of property, plant and equipment	(180)	(4)
Write-off and impairment of property, plant and equipment	7,216	7,614
Power and utilities expenses	29,461	27,134
Auditors’ remuneration	113	102
Others (note)	56,220	48,438

	167,073	162,293

Note:	Others consist of office expenses, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, and other miscellaneous expenses.

6	Taxation

Taxation in the consolidated statement of comprehensive income represents:

		2016	2015
	Note	Million	Million
Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(i)	193	164
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(ii)	39,709	39,588

		39,902	39,752
Deferred tax
Origination and reversal of temporary differences	(iii)	(4,279)	(4,673)

		35,623	35,079

Note:

(i)	The provision for Hong Kong profits tax is calculated at 16.5% (2015: 16.5%) of the estimated assessable profits for the year ended 31 December 2016.

(ii)	The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2015: 25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2016. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2015: 15%).

(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

(iv)	On 22 April 2009, SAT issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

7	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB108,741,000,000 (2015: RMB108,539,000,000) and the weighted average number of 20,475,482,897 shares (2015: 20,473,119,088 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2016	2015
	Number	Number
	of shares	of shares
Issued shares as at 1 January	20,475,482,897	20,438,426,514
Effect of share options exercised	—	34,692,574

Weighted average number of shares in issue during the year	20,475,482,897	20,473,119,088

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB108,741,000,000 (2015: RMB108,539,000,000) and the weighted average number of 20,475,482,897 shares (2015: 20,479,705,763 shares), calculated as follows:

Weighted average number of shares (diluted)

	2016	2015
	Number	Number
	of shares	of shares
Weighted average number of shares in issue during the year	20,475,482,897	20,473,119,088
Dilutive equivalent shares arising from share options	—	6,586,675

Weighted average number of shares (diluted) during the year	20,475,482,897	20,479,705,763

In 2016, there was no share options outstanding. Therefore, there was no dilution impact on weighted average number of shares (diluted) of the Company.

8	Dividends

Dividends attributable to the year:

	2016	2015
	Million	Million
Ordinary interim dividend declared and paid of HK$1.489 (equivalent to approximately RMB1.273) (2015: HK$1.525 (equivalent to approximately RMB1.203)) per share	26,227	25,629
Ordinary final dividend proposed after the balance sheet date of HK$1.243 (equivalent to approximately RMB1.112) (2015: HK$1.196 (equivalent to approximately RMB1.002)) per share	22,766	20,516

	48,993	46,145

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.89451, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2016. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2016.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

9	Accounts receivable

Aging analysis of accounts receivable, net of allowance for impairment loss of doubtful accounts is as follows:

	As at	As at
	31 December	31 December
	2016	2015
	Million	Million
Within 30 days	10,974	10,343
31–60 days	2,726	2,082
61–90 days	1,540	1,457
Over 90 days	3,805	3,861

	19,045	17,743

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are mainly due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided.

Accounts receivable are expected to be recovered within one year.

10	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at	As at
	31 December	31 December
	2016	2015
	Million	Million
Should be paid in the periods below:
Within 1 month or on demand	215,775	205,724
After 1 month but within 3 months	14,677	17,002
After 3 months but within 6 months	8,231	8,980
After 6 months but within 9 months	4,342	3,488
After 9 months but within 12 months	7,813	8,385

	250,838	243,579

All of the accounts payable are expected to be settled within one year or are repayable on demand.

AUDIT COMMITTEE

The Audit Committee reviewed the Group’s audited financial statements for the year ended 31 December 2016. Based on this review and discussions with management, the Audit Committee was satisfied that these statements were prepared in accordance with applicable accounting standards and fairly present the Group’s financial position and results for the year ended 31 December 2016.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the financial year ended 31 December 2016, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except that the Company and its directors (including independent non- executive directors) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at the annual general meetings every three years.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year ended 31 December 2016.

ANNUAL GENERAL MEETING

The 2017 annual general meeting of the Company (the “ 2017 AGM ”) will be held on Thursday, 25 May 2017 at 10:00 a.m. in the Ballroom, InterContinental Hong Kong, 18 Salisbury Road, Kowloon, Hong Kong. The notice of the 2017 AGM, the accompanying circular and the proxy form will be despatched to shareholders in accordance with the Listing Rules.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

i.	from Friday, 19 May 2017 to Thursday, 25 May 2017 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2017 AGM. In order to be eligible to attend and vote at the 2017 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 18 May 2017; and

ii.	from Tuesday, 6 June 2017 to Thursday, 8 June 2017 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2016 final dividend (the “2016 Final Dividend”). In order to qualify for the 2016 Final Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, 5 June 2017.

Subject to the approval by shareholders at the 2017 AGM, the 2016 Final Dividend will be paid on or about Wednesday, 28 June 2017 to those shareholders on the register of members on Thursday, 8 June 2017 (the “Record Date”).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2016 Final Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2016 Final Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2016 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2016 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Monday, 5 June 2017.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

PUBLICATION OF 2016 ANNUAL RESULTS AND 2016 ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

This announcement is published on the HKEXnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com. The 2016 Annual Report will be despatched to shareholders and be available on the websites of HKEXnews and the Company.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the year ended 31 December 2016 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2016, which contain an unqualified auditor’s report, will be delivered to the Registrar of Companies as well as made available on the Company’s website at http://www.chinamobileltd.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Liu Aili, Mr. Sha Yuejia and Mr. Dong Xin as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu and Mr. Stephen Yiu Kin Wah as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

(1) RESIGNATION OF EXECUTIVE DIRECTOR;

(2) APPOINTMENT OF EXECUTIVE DIRECTOR AND INDEPENDENT NON-EXECUTIVE DIRECTOR; AND

(3) CHANGE OF AUTHORISED REPRESENTATIVE

RESIGNATION OF EXECUTIVE DIRECTOR

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) announces that Mr. Xue Taohai (“Mr. Xue”) has resigned from his positions as an Executive Director, a Vice President and the Chief Financial Officer of the Company by reason of retirement, with effect from 23 March 2017. Mr. Xue has confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

APPOINTMENT OF EXECUTIVE DIRECTOR AND INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that as proposed by the Nomination Committee of the Company and after review and approval by the Board, Mr. Dong Xin (“Mr. Dong”) has been appointed as an Executive Director, a Vice President and the Chief Financial Officer of the Company, and Mr. Stephen Yiu Kin Wah (“Mr. Yiu”) has been appointed as an Independent Non-Executive Director and a member of the Audit Committee of the Company, both with effect from 23 March 2017.

Mr. Dong, aged 50, is currently a Vice President and the General Counsel of China Mobile Communications Corporation (“CMCC”), the ultimate holding company of the Company. Mr. Dong formerly served as the Deputy Director of the Corporate Finance Division of the Department of Finance under the Ministry of Posts and Telecommunications of China, the Deputy Director and Director of the Financial Adjustment Division of the Department of Financial Adjustment and Clearance under the Ministry of Information Industry of China, the Director General of the Finance Department of CMCC, the Chairman and General Manager of Hainan Mobile Communication Company Limited, the General Manager of the Planning Department of CMCC, the Chairman and General Manager of China Mobile Group Henan Company Limited, and the Chairman and General Manager of China Mobile Group Beijing Company Limited. Mr. Dong received a bachelor’s degree from the Beijing University of Posts and Telecommunications in 1989, and holds a master’s degree in financial and accounting management from The Australian National University, and a doctor’s degree in business administration jointly from Shanghai Jiao Tong University and ESC Rennes School of Business in France. Mr. Dong is a senior engineer and senior accountant with many years of experience in the telecommunications industry and financial management. Mr. Dong has not held any other directorships in any listed public companies in the last three years. The Company firmly believes that Mr. Dong will make a significant contribution to the Company with his extensive experience and valuable expertise in the telecommunications industry.

Mr. Yiu, aged 56, is currently a Non-Executive Director of the Insurance Authority and a Council member of The Hong Kong University of Science and Technology. Mr. Yiu has also been appointed as an Independent Non-Executive Director of Hong Kong Exchanges and Clearing Limited (Stock Code: 388) (“HKEX”), with effect from the conclusion of HKEX annual general meeting to be held on 26 April 2017. Mr. Yiu joined the global accounting firm KPMG (“KPMG”) in Hong Kong in 1983 and was seconded to KPMG in London, the United Kingdom from 1987 to 1989. Mr. Yiu became a partner of KPMG in 1994, served as the Partner in Charge of Audit of KPMG from 2007 to 2010, and served as the Chairman and Chief Executive Officer of KPMG China and Hong Kong as well as a member of the Executive Committee and the Board of KPMG International and KPMG Asia Pacific from April 2011 to March 2015. Mr. Yiu formerly also served as a member of the Audit Profession Reform Advisory Committee and the Mainland Affairs Committee of the Hong Kong Institute of Certified Public Accountants. Mr. Yiu is a fellow member of the Association of Chartered Certified Accountants, a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Chartered Accountants of England and Wales. Mr. Yiu received a professional diploma in accountancy from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University) in 1983, and holds a master’s degree in business administration from the University of Warwick in the United Kingdom. Save as disclosed above, Mr. Yiu has not held any other directorships in any listed public companies in the last three years. The Company firmly believes that Mr. Yiu will make a significant contribution to the Company with his extensive experience and valuable expertise in the accounting profession.

The Company have not entered into any service contract with Mr. Dong or Mr. Yiu which provides for a specified length of service. Mr. Dong and Mr. Yiu will be duly subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. As proposed by the Board, each of Mr. Dong and Mr. Yiu will receive an annual director’s fee of HK$180,000 as approved by the shareholders of the Company, and Mr. Yiu will also receive an annual fee of HK$150,000 as a member of the Audit Committee of the Company. Such fees are payable on a time pro- rata basis for any non-full year’s service. The remuneration of Mr. Dong and Mr. Yiu has been determined by the Board with reference to their respective duties, responsibilities and experience, prevailing market conditions and so forth. Mr. Dong has voluntarily waived his annual director’s fee of HK$180,000.

Save as disclosed above, each of Mr. Dong and Mr. Yiu does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company. Each of Mr. Dong and Mr. Yiu does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and there is no other matter relating to the appointment of Mr. Dong and Mr. Yiu that needs to be brought to the attention of the shareholders of the Company.

CHANGE OF AUTHORISED REPRESENTATIVE

Following the resignation of Mr. Xue, he has also ceased to be an authorised representative of the Company pursuant to Rule 3.05 of the Listing Rules (an “Authorised Representative”), with effect from 23 March 2017.

The Board is pleased to further announce that Mr. Dong has been appointed as an Authorised Representative to fill the vacancy arising from the resignation of Mr. Xue, with effect from 23 March 2017.

ACKNOWLEDGEMENTS

The Board takes this opportunity to acknowledge Mr. Xue’s contributions to the Company with the highest regard and deepest gratitude, and is confident that Mr. Dong and Mr. Yiu will be of great benefit to the Company based on its existing solid foundation. The Company takes this opportunity to welcome them as members of the Board.

By Order of the Board China Mobile Limited Shang Bing
Chairman

Hong Kong, 23 March 2017

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Liu Aili, Mr. Sha Yuejia and Mr. Dong Xin as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu and Mr. Stephen Yiu Kin Wah as independent non-executive directors.

Exhibit 3.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

CLOSURE OF REGISTER OF MEMBERS

AND ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND

PAYMENT OF ENTERPRISE INCOME TAX FOR

NON-RESIDENT ENTERPRISES IN RESPECT OF THE PROPOSED 2016

FINAL DIVIDEND

Reference is made to the 2016 annual results announcement of China Mobile Limited (the “Company”) published on 23 March 2017. The board of directors of the Company (the “Board”) proposed to pay a final dividend of HK$1.243 per share for the financial year ended 31 December 2016 (the “2016 Final Dividend”). The 2016 Final Dividend is subject to shareholders’ approval at the annual general meeting of the Company to be held on Thursday, 25 May 2017 (the “2017 AGM”). The notice of the 2017 AGM, the accompanying circular and the proxy form will be despatched to shareholders in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

Closure of Register of Members

Notice is hereby given that the register of members of the Company will be closed during the following periods:

i.	from Friday, 19 May 2017 to Thursday, 25 May 2017 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2017 AGM. In order to be eligible to attend and vote at the 2017 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 18 May 2017; and

ii.	from Tuesday, 6 June 2017 to Thursday, 8 June 2017 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2016 Final Dividend. In order to qualify for the 2016 Final Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, 5 June 2017.

Subject to the approval by shareholders at the 2017 AGM, the 2016 Final Dividend will be paid on or about Wednesday, 28 June 2017 to those shareholders on the register of members on Thursday, 8 June 2017 (the “Record Date”).

Withholding and Payment of Enterprise Income Tax For Non-Resident Enterprise in Respect of the 2016 Final Dividend

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2016 Final Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2016 Final Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2016 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2016 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Monday, 5 June 2017.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 23 March 2017

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Liu Aili, Mr. Sha Yuejia and Mr. Dong Xin as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu and Mr. Stephen Yiu Kin Wah as independent non-executive directors.

Exhibit 4.1

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board of Directors (“Board”) of China Mobile Limited are set out below:–

Executive Directors

Mr. SHANG Bing

(Executive Director & Chairman)

Mr. LI Yue

(Executive Director & Chief Executive Officer)

Mr. LIU Aili

(Executive Director & Vice President)

Mr. SHA Yuejia

(Executive Director & Vice President)

Mr. DONG Xin

(Executive Director, Vice President & Chief Financial Officer)

Independent Non-Executive Directors

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

Mr. Stephen YIU Kin Wah

There are three Board committees. The compositions of the Board committees are set out below:–

Audit Committee

Mr. Frank WONG Kwong Shing (Chairman)

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

Mr. Stephen YIU Kin Wah

Remuneration Committee

Dr. Moses CHENG Mo Chi (Chairman)

Mr. Frank WONG Kwong Shing

Mr. Paul CHOW Man Yiu

Nomination Committee

Mr. Paul CHOW Man Yiu (Chairman)

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Hong Kong, 23 March 2017

D-1

Exhibit 5.1

China Mobile Limited

Audit Committee

Members:            Mr. Frank Wong Kwong Shing (Chairman)

Dr. Moses Cheng Mo Chi

Mr. Paul Chow Man Yiu

Mr. Stephen Yiu Kin Wah

Terms of Reference

Members

1.	The Audit Committee shall be appointed by the board of directors from amongst the independent non-executive directors and shall comprise not less than three members. The quorum for meetings of the Audit Committee shall be two members.

2.	One of the members of the Audit Committee should have appropriate professional qualifications or accounting or related financial management expertise as required under Rule 3.10(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

3.	A former partner of the Company’s auditing firm shall be prohibited from acting as a member of the Audit Committee for a period of one year from the date of his ceasing to be a partner of the firm or to have any financial interest in the firm, whichever is the later.

4.	The chairman of the Audit Committee shall be appointed by the board of directors.

Secretary

5.	The company secretary shall be the secretary of the Audit Committee.

Attendance

6.	The chief financial officer, the head of internal audit and a representative of the external auditors shall normally attend meetings. Other members of the board of directors may also attend meetings of the Audit Committee.

Frequency of meetings

7.	The Audit Committee shall meet at least twice a year. The Audit Committee shall meet at least twice a year with the external auditors and at least one such meeting shall be held without any executive directors being present. The external auditors may request a meeting should they consider necessary.

Authorities

8.	The Audit Committee is authorised by the board of directors to investigate any activity within its terms of reference. It is also authorised to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Audit Committee.

9.	The Audit Committee is authorised by the board of directors to seek outside legal or other independent professional advice at the Company’s expense. If the Audit Committee considers necessary, it may also secure the attendance of any person with relevant experience and expertise at any meeting.

Duties

10.	The duties of the Audit Committee are:

a.	to be primarily responsible for making recommendations to the board of directors on the appointment, reappointment and removal of the external auditors, to approve the remuneration and terms of engagement of the external auditors, and to deal with any questions of resignation or dismissal of such auditors;

b.	to review and monitor the external auditors’ independence and objectivity and the effectiveness of the audit process in accordance with applicable standards. The Audit Committee should discuss with the auditors the nature and scope of the audit and reporting obligations before the audit commences. The Audit Committee should ensure co-ordination between auditing firms should more than one auditing firm be involved;

c.	to develop and implement policy on engaging external auditors to supply non- audit services. For this purpose, the Audit Committee should report to the board of directors, identifying and making recommendations on any matters where action or improvement is needed;

d.	to monitor integrity of financial statements of the Company and the Company’s annual report and accounts, interim report and, if prepared for publication, quarterly reports, and to review significant financial reporting judgments contained in them. In reviewing these reports before submission to the board of directors, the Audit Committee should focus particularly on:

•	any changes in accounting policies and practices;

•	major judgmental areas;

•	significant adjustments resulting from audit;

•	the going concern assumptions and any qualifications;

•	compliance with accounting standards; and

•	compliance with stock exchange rules and legal requirements.

In performing its duties set out in this paragraph, the Audit Committee should consider any significant or unusual items that are, or may need to be, reflected in such annual report and accounts, interim report and, if prepared for publication, quarterly reports, and should give due consideration to any matters that have been raised by the Company’s staff responsible for the accounting and financial reporting function, compliance officer or auditors. In addition, the Audit Committee members should liaise with the Company’s board of directors and senior management.

e.	to oversee the Company’s financial reporting system, risk management and internal control systems

•	to review the Company’s financial control, risk management and internal control systems;

•	to discuss the risk management and internal control systems with management to ensure that the management has performed its duty to have effective systems. The discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting and financial reporting function;

•	to consider major investigation findings on risk management and internal control matters as delegated by the board of directors or on its own initiative and management’s response to these findings;

•	to review the Company’s statement on internal control system (where such statement is included in the annual report) before submission to the board of directors;

•	where an internal audit function exists, to review the internal audit plan and ensure co-ordination between the internal and external auditors. The Audit Committee shall also ensure that the internal audit function is adequately resourced and has appropriate standing within the Company. The Audit Committee shall also review and monitor the effectiveness of the internal audit function;

•	the head of internal audit is directly accountable to the Audit Committee and the board of directors. The Audit Committee shall review the internal audit report and report to the board of directors and make recommendations;

•	to review the group’s financial and accounting policies and practices;

•	to review the external auditors’ management letter, any material queries raised by the auditors to the management about accounting records, financial accounts or systems of control and management’s response;

•	to ensure that the board of directors will provide a timely response to the issues raised in the external auditors’ management letter;

•	to review arrangements which employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, internal control or other matters. The Audit Committee shall carry out fair and independent investigation and appropriate follow-up action in relation to such matters;

•	to act as the key representative body for overseeing the Company’s relations with the external auditors; and

•	the Audit Committee shall establish a whistleblowing policy and system for employees and those who deal with the Company to raise concerns, in confidence, with the Audit Committee about possible improprieties in any matter related to the Company;

f.	to report regularly to the board of directors on the matters set out in these terms of reference, including its decisions and recommendations; and

g.	to consider other topics as defined by the board of directors.

Minutes of meetings

11.	Minutes of meetings of the Audit Committee shall be kept by the secretary of the meeting (the company secretary). Draft and final versions of the minutes shall be sent to all members of the Audit Committee for their comment and record within a reasonable time after the meeting.

Performance review

12.	The Audit Committee shall review its performance annually with reference to the authorities and duties set out herein.

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